Exhibit 3.14
CERTIFICATE OF FORMATION
OF
PCS ACQUISITION SUB, LLC
     1. The name of the limited liability company is PCS Acquisition Sub, LLC.
     2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     3. The membership of the limited liability company shall be composed of one member. The sole member shall be iPayment, Inc.
          IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of PCS Acquisition Sub, LLC this 5th day of January, 2005.

/s/ J. Kevin Kidd

J. Kevin Kidd
Authorized Person